[Alpine Letterhead]

October 12, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Alpine Global Realty Income & Growth Fund, a series of Alpine Equity Trust
File Nos. 033-25378 and 811-05684
Post-Effective Amendment No. 54

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpine Equity Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form N‑1A, relating to Alpine Global Realty Income & Growth Fund (the “Fund”), a series of the Registrant, so that it will become effective on November 1, 2015. Quasar Distributors, LLC, the Fund’s distributor, joins in the request of the Registrant for acceleration.

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124 or Neesa Sood of Willkie Farr & Gallagher LLP at (202) 303-1232.

Sincerely,

By:	/s/ Andrew Pappert
Name: Andrew Pappert
Title: Secretary of the Registrant

Quasar Distributors, LLC

By:	/s/ James Schoenike
Name: James Schoenike
Title: President